Exhibit 3.1

AMENDMENT NO. 1

TO

AMENDED AND RESTATED BYLAWS

OF

RAMBUS INC.

(effective April 29, 2010)

Pursuant to Section 109 of the Delaware General Corporation Law, Article VIII of the Amended and Restated Certificate of Incorporation of Rambus Inc. (the “Corporation”) and Article IX of the Amended and Restated Bylaws of the Corporation (the “Bylaws”), the Bylaws shall be amended as follows:

I.           Article V, Section 5.1 of the Bylaws is hereby amended and restated in its entirety as follows:

“5.1 OFFICERS.  The Corporate Officers of the corporation shall be a president and a secretary, and may include a chief executive officer, a chief financial officer, and a treasurer. The corporation may also have, at the discretion of the board of directors, one or more senior vice presidents, one or more vice presidents, one or more assistant vice presidents, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.”

II.          Article V, Section 5.2 of the Bylaws is hereby amended and restated in its entirety as follows:

“5.2 APPOINTMENT OF CORPORATE OFFICERS.  The Corporate Officers of the corporation shall be appointed by the board of directors, subject to the rights, if any, of an officer under any contract of employment, and shall hold their respective offices for such terms as the Board of Directors may from time to time determine; provided, however, that the treasurer may also be appointed in accordance with Section 5.3 below.”

III.         Article V, Section 5.3 of the Bylaws is hereby amended and restated in its entirety as follows:

“5.3 SUBORDINATE OFFICERS.  In addition to the Corporate Officers of the corporation as provided in Section 5.1 of these bylaws, the board of directors may appoint, or empower the chief executive officer or the president to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the board of directors may from time to time determine.”

IV.         Article V, Section 5.11 of the Bylaws is hereby amended to delete the last sentence thereof in its entirety.

V.          Article V, Section 5.13 of the Bylaws is hereby amended and restated in its entirety as follows:

“5.13 TREASURER AND ASSISTANT TREASURER.  The treasurer may perform the duties and exercise the powers of the chief financial officer, to the extent such duties and powers are delegated to the treasurer by the chief financial officer.  The treasurer first, and the assistant treasurer, or, if there is more than one, the assistant treasurers, in the order determined by the stockholders, board of directors or chief executive officer (or if there be no such determination, then in the order of the appointment of the assistant treasurers) next, shall, in the absence of the chief financial officer or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the chief financial officer and shall perform such other duties and have such other powers as may be prescribed by the board of directors or these bylaws.”

The foregoing amendments to the Bylaws were duly approved and adopted by the Board of Directors of the Corporation on April 29, 2010.